SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

30 APRIL 2013

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2013, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months to 31 March 2013.
Statutory (IFRS) basis Statutory results are set out on pages 2 to 5.

Underlying basis

In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.

•  In order to reflect the impact of the acquisition of HBOS, the following items have been excluded:
–    the amortisation of purchased intangible assets; and
–    the unwind of acquisition-related fair value adjustments.

•  The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – Verde costs;	– payment protection insurance provision; – insurance gross up; – certain past service pensions credits in respect of the Group’s defined benefit pension schemes; and – other regulatory provisions.

The financial statements have been restated following the implementation of IAS 19R (Employee Benefits) and IFRS 10 (Consolidated Financial Statements) with effect from 1 January 2013.  Further details are shown on page 2.

Unless otherwise stated income statement commentaries throughout this document compare the three months to 31 March 2013 to the three months to 31 March 2012, and the balance sheet analysis compares the Group balance sheet as at 31 March 2013 to the Group balance sheet as at 31 December 2012.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

KEY HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2013

Substantial increase in Group statutory profit

•	Statutory profit before tax of £2,040 million (Q1 2012: £280 million)

•	Gain of £394 million on the sale of shares in St. James’s Place

•	Costs further reduced by 5 per cent to £3,000 million

•	Reduction of 41 per cent in impairment charge to £859 million

Strong balance sheet; continue to be confident in capital position

•	Core tier 1 capital ratio increased to 12.5 per cent

•	Group loan to deposit ratio (excluding repurchase agreements and reverse repurchase agreements) of 119 per cent; deposit growth of 1 per cent in quarter

Supporting customers and the UK economic recovery

•	Positive Small and Medium-sized Enterprise (SME) net lending growth of 4 per cent in the last twelve months, against market contraction of 4 per cent

•	Over £350 million committed to manufacturing in the first quarter of 2013; on track to exceed £1 billion target

•	Supported over 13,000 first-time buyers in the first quarter of 2013; committed to helping around 60,000 in 2013

•	Continue to address existing legacy issues; Payment Protection Insurance complaints falling in line with expectations; progressing IPO of Verde

Substantial increase in Group underlying profit

•	Underlying profit of £1,479 million (Q1 2012: £497 million)

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LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 March 2013	Three months ended 31 March 20121
	£ million	£ million

Interest and similar income	5,383	6,075
Interest and similar expense	(4,926)	(4,787)
Net interest income	457	1,288
Fee and commission income	1,158	1,171
Fee and commission expense	(405)	(407)
Net fee and commission income	753	764
Net trading income	12,893	6,716
Insurance premium income	2,105	2,100
Other operating income	1,858	1,011
Other income	17,609	10,591
Total income	18,066	11,879
Insurance claims	(12,167)	(6,998)
Total income, net of insurance claims	5,899	4,881
Regulatory provisions	–	(375)
Other operating expenses	(3,000)	(2,771)
Total operating expenses	(3,000)	(3,146)
Trading surplus	2,899	1,735
Impairment	(859)	(1,455)
Profit before tax	2,040	280
Taxation	(500)	(277)
Profit (loss) for the period	1,540	3

Profit attributable to non-controlling interests	15	8
Profit (loss) attributable to equity shareholders	1,525	(5)
Profit (loss) for the period	1,540	3
Basic earnings (loss) per share	2.2p	0.0p
Diluted earnings (loss) per share	2.2p	0.0p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See below.

Restatements to reflect new accounting standards effective from 1 January 2013
Comparative financial information has been restated following the adoption of the following new accounting standards effective from 1 January 2013:

Amendments to IAS 19 Employee Benefits (IAS 19R).  The main change is that actuarial gains and losses in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R requires a net interest amount to be calculated by applying the discount rate to the net defined benefit liability or asset, in place of the interest cost on scheme liabilities and the expected return on scheme assets.  The effect of applying this amended standard at 1 January 2013 was the recognition of previously unrecognised actuarial losses of £2.7 billion and deferred tax assets of £0.6 billion, leading to a reduction in shareholders’ equity of £2.1 billion.  The changes to the calculation of the income statement charge have decreased profit after tax for Q1 2013 by £1 million (Q1 2012: £10 million).

IFRS 10 Consolidated Financial Statements.  This new standard establishes the principles to determine whether one entity controls another; where such control exists the controlling entity is required to consolidate the other entity in its financial statements.  The adoption of IFRS 10 has required the Group to consolidate certain entities that were previously not consolidated and deconsolidate certain entities that were previously consolidated.  The effect of applying IFRS 10 at 1 January 2013 was to recognise an increase in total assets and total liabilities of £10.2 billion with no resulting change in shareholders’ equity and no impact on profit after tax for Q1 2013 (Q1 2012: £nil).

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LLOYDS BANKING GROUP PLC

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 March 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	67,131	80,298
Trading and other financial assets at fair value through profit or loss	135,801	160,620
Derivative financial instruments	55,490	56,557
Loans and receivables:
Loans and advances to banks	32,003	32,757
Loans and advances to customers	512,027	517,225
Debt securities	3,638	5,273
	547,668	555,255
Available-for-sale financial assets	32,008	31,374
Other assets	59,429	50,117
Total assets	897,527	934,221

Liabilities
Deposits from banks	19,640	38,405
Customer deposits	431,156	426,912
Trading and other financial liabilities at fair value through profit or loss	38,302	33,392
Derivative financial instruments	47,505	48,676
Debt securities in issue	111,414	117,253
Liabilities arising from insurance and investment contracts	115,563	137,592
Subordinated liabilities	34,008	34,092
Other liabilities	56,458	55,318
Total liabilities	854,046	891,640

Total equity	43,481	42,581
Total equity and liabilities	897,527	934,221

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 2.

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LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a profit before tax of £2,040 million for the three months to 31 March 2013 compared to a profit before tax of £280 million for the three months to 31 March 2012.

Total income net of insurance claims increased by £1,018 million, or 21 per cent, to £5,899 million for the three months to 31 March 2013 from £4,881 million in the three months to 31 March 2012.

Net interest income decreased by £831 million, or 65 per cent, to £457 million in the three months to 31 March 2013 compared to £1,288 million in the same period in 2012.  This decrease reflected an increase of £943 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £1,104 million in the three months to 31 March 2012 to £2,047 million in the three months to 31 March 2013.  Excluding this charge, net interest income was £112 million, or 5 per cent, higher at £2,504 million in the three months to 31 March 2013 compared to £2,392 million in the same period in 2012.  The net interest margin on relationship lending and similar interest-earning assets improved as a result of the benefits of asset repricing, more than offsetting the negative impact on income of the repositioning of the government bond portfolio.

Other income increased by £7,018 million to £17,609 million in the three months to 31 March 2013, compared to £10,591 million in the same period in 2012, largely due to a £6,177 million improvement in net trading income, comprising a £5,840 million increase in the insurance businesses together with a £337 million increase in the banking businesses.  The increase in the insurance businesses was driven by the impact of market conditions on the policyholder assets within those businesses, relative to the three months to 31 March 2012.  These market movements were largely offset in the Group’s income statement by a £5,169 million increase in the insurance claims expense, to £12,167 million in the three months to 31 March 2013 compared to £6,998 million in the three months to 31 March 2012, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a profit of £538 million for the three months to 31 March 2013 compared to a profit of £201 million in the three months to 31 March 2012, this includes mark-to-market losses of £2 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to losses of £60 million in the three months to 31 March 2012.  Net fee and commission income and insurance premium income were broadly stable; however other operating income was £847 million higher at £1,858 million in the three months to 31 March 2013 compared to £1,011 million in the same period in 2012, which partly reflected a gain of £394 million on the sale of part of the Group’s shareholding in St. James’s Place plc and increased gains on disposal of available-for-sale assets as the Group continues to reposition its portfolio of government securities.

Total operating expenses decreased by £146 million, or 5 per cent, to £3,000 million in the three months to 31 March 2013 compared to £3,146 million in the three months to 31 March 2012; reflecting the absence of a charge in respect of payment protection insurance in the three months to 31 March 2013 (there was a charge of £375 million in the three months to 31 March 2012) partly offset by the non-repetition of the past service pension credit in relation to the Group’s defined benefit pension schemes of £258 million in the three months to 31 March 2012 (£nil in the three months to 31 March 2013).  Excluding these items, operating expenses decreased by £29 million, or 1 per cent, to £3,000 million in the three months to 31 March 2013 compared to £3,029 million in the three months to 31 March 2012.  Costs have been reduced despite an increase of £87 million in costs in relation to the EC-mandated retail business disposal.

Impairment losses decreased by £596 million, or 41 per cent, to £859 million in the three months to 31 March 2013 compared to £1,455 million in the three months to 31 March 2012.  The lower charge reflected the substantial reductions in the portfolios of assets which are outside of the Group’s risk appetite, in Commercial Banking and in Wealth, Asset Finance and International, partly offset by the impact of releases elsewhere in the Commercial Banking portfolio in the first quarter of 2012 which were not repeated in 2013.

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LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED) (continued)

On the balance sheet, total assets were £36,694 million, or 4 per cent, lower at £897,527 million at 31 March 2013, compared to £934,221 million at 31 December 2012, reflecting the sale of part of the Group’s holding in St James’s Place.  Loans and advances to customers decreased by £5,198 million, or 1 per cent, from £517,225 million at 31 December 2012 to £512,027 million at 31 March 2013, reflecting disposals of assets outside of the Group’s risk appetite.  Within liabilities, customer deposits increased by £4,244 million, or 1 per cent, to £431,156 million compared to £426,912 million at 31 December 2012, following growth in retail deposit balances.  Overall funding requirements, however, were reduced and debt securities in issue were £5,839 million, or 5 per cent, lower at £111,414 million compared to £117,253 million at 31 December 2012.  Equity increased by £900 million, from £42,581 million at 31 December 2012 to £43,481 million at 31 March 2013, principally as a result of the profit attributable to equity shareholders.

The Group's core tier 1 capital ratio increased to 12.5 per cent at the end of March 2013 from 12.0 per cent at the end of December 2012 (before pension accounting restatements), principally driven by a reduction in risk-weighted assets and the retained profit for the period, more than offsetting the adverse impact of the implementation of pension accounting changes (IAS 19R).  The total capital ratio increased to 17.8 per cent from 17.3 per cent (before pension accounting restatements) at 31 December 2012.

The Group announced on 24 April 2013 that, following the withdrawal of the Co-Operative Group from the sale process, it now intends to complete the EC mandated retail business disposal (Verde) through an Initial Public Offering (IPO), subject to regulatory and EC approval, having maintained this option throughout the process to ensure best value for shareholders and certainty for customers and colleagues.  The Group has already made good progress in the creation of Verde as a stand-alone bank with a strong management team already in place and good progress made in creating segregated IT systems on the proven Lloyds Banking Group platform.  Detailed plans are in place for a rebranding of the business as TSB which will be visible on the High Street during the summer of 2013, at which point the TSB Bank (Verde) will operate as a separate business within Lloyds Banking Group.

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LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results
On an underlying basis, the Group’s profit before tax increased by £982 million to £1,479 million in the first three months of 2013, compared to £497 million in the same period in 2012.

Total underlying income in the first three months of 2013 increased when compared to the same period in 2012, as a result of the gain on the sale of shares in St. James’s Place, excluding which total underlying income was lower than in the first quarter of 2012.

Net interest income was lower than in the first quarter of 2012, as the impact of a reduction in average interest-earning assets reflecting the rationalisation of the Group’s balance sheet was only partly offset by the benefit of an increase in net interest margin, as asset repricing more than offset the negative impact of the repositioning of the government board portfolio.

Other income increased in the first three months of 2013 when compared to the first three months of 2012.  However, excluding the gain in respect of St. James’s Place, other income was lower than in the first quarter of 2012.

Total costs decreased in the first three months of 2013 when compared to the first three months of 2012.  These cost reductions were primarily driven by savings identified through the Group’s Simplification programme and the further elimination of certain support costs in relation to portfolios which are outside of the Group’s risk appetite.

Overall, the Group continued to see reductions in the impairment charge in the first three months of 2013.  The impairment charge in this period was lower than the charge in the first three months of 2012, driven by reductions in holdings of assets which are outside of the Group’s risk appetite, in Commercial Banking and in International, partly offset by releases in the remainder of the Commercial Banking portfolio in the first quarter of 2012 which were not repeated in 2013.

Reconciliation of statutory profit before tax to underlying profit
	Three months ended 31 March 2013	Three months ended 31 March 20121
	£m	£m

Profit before tax – statutory	2,040	280
Adjustments to remove:
Volatility arising in insurance businesses	(462)	(169)
Simplification and EC mandated retail business disposal costs	409	269
Payment protection insurance provision	–	375
Past service pensions credit	–	(258)
Amortisation of purchased intangibles	103	121
Asset sales	(823)	(122)
Liability management	87	(168)
Own debt volatility	19	184
Other volatile items	101	15
Fair value unwind	5	(30)
Underlying profit	1,479	497

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 2.

Volatility arising in insurance businesses
The Group’s statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  In the first three months of 2013, the statutory result included £462 million of positive insurance and policyholder interests volatility (31 March 2012: £169 million), reflecting the rise in equity markets in the period.

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LLOYDS BANKING GROUP PLC

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Simplification and EC mandated retail business disposal costs
The costs of the Simplification programme in the first quarter of 2013 were £214 million, with a total of £1,075 million spent to date.  These costs related to severance, IT and business costs of implementation.  A further 1,890 full-time equivalent role reductions were announced in the first quarter of 2013, taking the total to 8,880 since the start of the programme.  EC mandated retail business disposal costs in the first quarter of 2013 were £195 million and from inception to the end of March 2013 totalled £977 million.

Payment protection insurance (PPI) provision
No further PPI provision has been taken in the first quarter of 2013.  The volume of PPI complaints has continued to fall in line with expectations to a weekly average of approximately 15,000 complaints at 31 March 2013, down 28 per cent on the last quarter and less than half the level experienced in the second quarter of 2012.  Total costs incurred to 31 March 2013 were £586 million, including approximately £180 million of related administration costs.  Costs in the first half will now be marginally higher than expected due to the acceleration of the settlement of cases currently held with the Financial Ombudsman Service and one-off VAT payments.  As previously forecast, the Group continues to expect monthly costs to decline in the second half of the year.

Past service pensions credit
Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change was a reduction in the Group’s defined benefit obligation of £258 million, the benefit of which was recognised in the Group’s income statement in the three months to 31 March 2012.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.

Asset sales
Asset sales in the quarter included gains on government securities of £776 million, as the Group has now largely completed its actions to rebalance and reduce holdings.  Also included are losses from asset sales of £1,262 million, principally relating to the run-down of the portfolio of assets which are outside of the Group's risk appetite, which have been more than offset by a related fair value unwind of £1,309 million.

Liability management
Losses of £87 million arose on transactions undertaken as part of the Group’s management of wholesale funding and capital; this compares to a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the first quarter of 2012.

Own debt volatility
This principally includes the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception and a change in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.

Other volatile items
This includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book which are not mitigated through hedge accounting and valuation adjustments relating to customer derivative balances.  The loss reflected market conditions that have resulted in substantial changes in interest and foreign exchange rates in the period.

Fair value unwind
This comprises a loss of £5 million relating to an unwind of acquisition-related fair value adjustments (first three months of 2012: gain of £30 million).  The unwind of fair value relating to assets disposed of in the period is included in the asset sales line.

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LLOYDS BANKING GROUP PLC

OTHER INFORMATION

Exposures to Eurozone countries

The following section summarises the Group's direct exposure to certain European countries.  The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  The Group takes into account indirect risk, where the Group has determined that its counterparties have material direct exposures to the selected countries.

The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group Financial Stability Forum has been established in order to monitor developments within the Eurozone, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group’s exposures.

The following table summarises exposures to Ireland, Spain, Portugal, Italy and Greece by type of counterparty:

	Sovereign debt		Financial institutions
	Direct sovereign exposures	Cash at central banks	Banks	Other	Asset backed securities	Corporate	Personal	Insurance assets	Total
At 31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	–	–	95	748	314	6,057	5,689	115	13,018
Spain	7	17	546	1	35	2,209	1,492	21	4,328
Portugal	–	–	123	3	205	185	10	–	526
Italy	5	–	66	3	11	150	–	36	271
Greece	–	–	–	–	–	166	–	–	166
	12	17	830	755	565	8,767	7,191	172	18,309
At 31 December 2012

Ireland	–	–	115	644	305	5,972	5,559	111	12,706
Spain	5	14	1,170	7	132	2,110	1,472	25	4,935
Portugal	–	–	118	–	224	187	10	–	539
Italy	5	–	44	–	10	150	–	37	246
Greece	–	–	–	–	–	277	–	–	277
	10	14	1,447	651	671	8,696	7,041	173	18,703

The Group continued to reduce its exposure to these countries and underlying exposures have been proactively managed down in line with its risk appetite.  The Group’s total exposure has reduced 2 per cent from £18,703 million to £18,309 million.  On a constant currency basis, the Group’s total exposure reduced by 6 per cent in the period.  Total exposures to Ireland have increased in the period but when exchange rate movements are excluded, underlying total Euro exposures in Ireland have continued to fall.

On 29 April 2013 the Group announced the sale of its Retail Banking operations in Spain.  The business being sold consists mostly of retail mortgages and deposits and its sale will further reduce the Group’s exposure to Spain by around £1.5 billion.  The Group’s Spanish corporate banking operations, serving business clients, are not included in the transaction.

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LLOYDS BANKING GROUP PLC

Exposures to eurozone countries (continued)

Exposures to other Eurozone countries
In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

	Sovereign debt		Financial institutions
	Direct sovereign exposures	Cash at central banks	Banks	Other	Asset backed securities	Corporate	Personal	Insurance assets	Total
At 31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	–	17,777	1,017	5	281	2,627	5,756	1,147	28,610
Germany	352	1,871	664	199	319	1,849	–	1,162	6,416
France	–	–	1,297	32	80	3,210	294	1,300	6,213
Luxembourg	–	–	9	1,256	–	1,515	–	192	2,972
Belgium	8	–	482	25	–	787	–	55	1,357
Finland	–	–	1	–	–	24	–	250	275
Austria	–	–	6	1	–	150	–	–	157
Malta	–	–	–	–	–	101	–	–	101
Cyprus	–	–	–	–	–	35	–	–	35
Slovenia	1	–	30	–	–	–	–	–	31
Estonia	–	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–	–
	361	19,648	3,506	1,518	680	10,300	6,050	4,106	46,169
At 31 December 2012

Netherlands	1	33,232	478	2	268	2,207	5,649	977	42,814
Germany	284	1,809	389	414	400	2,117	–	977	6,390
France	6	–	853	–	77	3,226	312	1,457	5,931
Luxembourg	–	2	–	834	–	1,841	–	71	2,748
Belgium	–	–	309	25	–	568	–	64	966
Finland	–	–	16	–	–	43	–	214	273
Austria	–	–	3	–	–	73	–	–	76
Malta	–	–	–	–	–	218	–	–	218
Cyprus	–	–	2	–	–	102	–	–	104
Slovenia	–	–	35	–	–	–	–	–	35
Estonia	–	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–	–
	291	35,043	2,085	1,275	745	10,397	5,961	3,760	59,557

Total balances with other Eurozone countries have decreased from £59,557 million to £46,169 million.  This is primarily due to a decrease in Dutch central bank balances.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

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LLOYDS BANKING GROUP PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Group Finance Director
Dated:	30 April 2013

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